Vincent F. Serpico CPA

566 State Highway 35
Red Bank, NJ 07701
732-936-0993

SUMMARY

A seasoned professional providing accounting, tax and general business expertise across various industries.

PROFESSIONAL EXPERIENCE

Self-employed
1997 to Present

- Preparation and review of financial statements for internal use.
- Provide expertise to various companies in their day to day accounting operations. Provide CFO services to companies that do not have the need or resources to have a full time CFO.
- Act as liaison between 3rd party accounting firms and clients to help reduce costs of financial statement audits and reviews.
- Prepare federal and state income tax returns for both corporate and individual clients.
- Handle all types of tax audits including federal and state income taxes and sales and use tax audits in almost all 50 US States including Puerto Rico. Have successfully settled no change audits for clients ranging in sales from $1.0 Million to $1.5 Billion.

Clyne Eagan and Associates P.A.
1988 to 1997

- Started as staff accountant providing write up services including preparation of bank reconciliations for small clients.
- Promoted various times in 10 years from staff accountant to manager handling the largest client of the firm.
- Performed audits for various clients including evaluation of internal control systems. Prepared full audited financial statements for review by partners.

SKILLS

Proficient in SAP, Lacerte, Onesource, ATX and all Microsoft products.

EDUCATION

Rutgers University, Newark
Bachelor of Science, Accounting 1988

Certified Public Accountant 1992

REFERENCES

Available upon request